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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and 10-KSB   [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q and 10-QSB   [ ] Form N-SAR

                       For Period Ended: March 31, 2000


                      [ ] Transition Report on Form 10-K and 10-KSB
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q and 10-QSB
                      [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification  relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

               HAWAIIAN VINTAGE CHOCOLATE CO., INC.
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Full Name of Registrant


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Former Name if Applicable

               4614 Kilauea Ave., #435
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Address or Principal Executive Office (Street and Number)

               Honolulu, HI 96816
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X] (b) The subject quarterly report of on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the rescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K,10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to complete and file, when originally due, the quarterly report on Form 10-QSB as a result of delays caused by the scheduling problems with Registrant's Certified Public Accountant since this is the first time quarterly reports are required to be reviewed by the Accountant and the Accountant has been over booked.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Charles Cheng           808                735-8494
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         (Name)          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s). [X] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof? [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      HAWAIIAN VINTAGE CHOCOLATE CO. INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 11, 2000
                                            By: /s/ JAMES P. WALSH
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                                                James P. Walsh
                                                Chief Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).